UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

WOODBRIDGE LIQUIDATION TRUST
(Name of Subject Company (Issuer))

Contrarian Liquidity Option, LLC

(formerly known as Woodbridge Liquidity Option, LLC)
(Offeror)

Contrarian Funds, L.L.C.
(Parent of Offeror)

Contrarian Capital Management, L.L.C.

(Manager of Parent)
(Names of Filing Persons (identifying status as offeror, issuer, or other person)

Class A Liquidation Trust Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Gina N. Scianni
Contrarian Capital Management, L.L.C.
411 West Putnam Ave., Suite 425
Greenwich, Connecticut 06830
(203) 862-8200
(Name, Address, and Telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Elizabeth Gonzalez-Sussman and Kenneth Schlesinger
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$20,153,050	$2,615.87

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 2,015,305 issued and outstanding Class A Liquidation Trust Interests of Woodbridge Liquidation at the maximum tender offer price of $10.00 per Trust Interest.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, effective October 1, 2019. Such fee equals .0001298 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,710.21	Filing Party: Contrarian Liquidity Option, LLC (fka Woodbridge Liquidity Option, LLC)
Form or Registration No.: Schedule TO	Date Filed: December 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 12, 2019 (as amended to date, including this Amendment, this “Schedule TO”) filed by Contrarian Liquidity Option, LLC, a Delaware limited liability company (formerly known as Woodbridge Liquidity Option, LLC) (“Offeror”) relating to the tender offer by Offeror to purchase up to 2,015,305 of the outstanding Class A Liquidation Trust Interests (the “Trust Interests”) of Woodbridge Liquidation Trust, a trust organized under the laws of the State of Delaware (the “Trust”), at a price per Trust Interest of $10.00, net to the seller in cash, without interest thereon, less any applicable withholding taxes, subject to the conditions set forth in the Offer to Purchase, dated December 12, 2019 (as amended to date, the “Offer to Purchase”), and in the related Assignment Form (as amended to date, the “Assignment Form”), which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.”

Item 11 of this Schedule TO is hereby amended and supplemented by adding the following paragraph hereto:

The Offer expired at 5:00 P.M., New York City time, on January 31, 2020. Based on a preliminary count by Broadridge, Inc., the Depositary for the Offer, approximately 49,460.60 Trust Interests have been validly tendered and received, and not validly withdrawn, pursuant to the Offer. The number of Trust Interests properly tendered and not properly withdrawn is preliminary and subject to verification by the Depositary. The final number of Trust Interests purchased will be announced as soon as practicable following completion of the verification process and confirmation by the Depositary of the proper delivery of all Trust Interests tendered. Payment for the Trust Interests validly tendered and accepted for purchase under the tender offer, and return of any Trust Interests not accepted, will occur promptly after such announcement.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2020	CONTRARIAN LIQUIDITY OPTION, LLC

	By:	CONTRARIAN FUNDS, L.L.C. As Parent to the Offeror

	By:	/s/ Jon R. Bauer
		Name:	Jon R. Bauer
		Title:	Authorized Signatory

CONTRARIAN FUNDS, L.L.C.

By:	Contrarian Capital Management, L.L.C., as manager

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member